IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT OF NEW BOARD MEMBER

Toronto, Ontario, March 14, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("**IAMGOLD**" or the "**Company**") today announced that **Mr. Peter O'Hagan** has been appointed to the Company's board of directors effective immediately.

Peter O'Hagan brings 35 years of experience in commodities, natural resource investing, capital markets and structured finance. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002 to 2013 and was most recently Co-Head of Global Commodities. From 2016 to 2019, Mr. O'Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and natural resource investments within the $4 billion Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O'Hagan is currently a director of Triple Flag Precious Metals and Rigel Resource Acquisition Corp. He was a board member and Chair of the Compensation Committee of Stillwater Mining from 2015 to 2017 until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS and is a board member of World Bicycle Relief, a social enterprise operating in sub-Saharan Africa.

"We are pleased to welcome Peter to the board of IAMGOLD," commented Maryse Belanger, Chair of the Board. "Peter has a proven track record managing complex, multi-billion dollar global businesses in a highly regulated environment with an emphasis on strong corporate governance. His expertise, strategic insight and broad experience will strengthen our board in fulfilling its responsibilities to our stakeholders and in supporting our management team, as we pursue the opportunities ahead to build value responsibility in our business. We look forward to Peter's counsel and contributions."

The addition of Mr. O'Hagan is part of the ongoing renewal process of the IAMGOLD Board of Directors. Following the 2022 annual shareholders' meeting, the Board will consist of eight independent directors, plus one executive director, once the permanent CEO is appointed.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index[1].

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Investor Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.